SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated September 15, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

FOR IMMEDIATE RELEASE
Friday, September 15, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH ANNOUNCES AGREEMENT WITH GOVERNMENT OF BRITISH COLUMBIA ON FOREST LICENSE FOR FUTURE OSB PRODUCTION FACILITY
Ainsworth Lumber Co. Ltd. (“Ainsworth”) announced today it has signed a forest license agreement with the Government of British Columbia to salvage up to 10.5 million cubic metres of mountain pine beetle-attacked timber for oriented strand board (“OSB”) production.
The non-replaceable forest licence allows annual harvesting of 700,000 cubic metres from the Quesnel timber supply area for 15 years. Under the terms of the license agreement, harvesting cannot take place until substantial completion of a new or expanded OSB facility.
Ainsworth’s intention is to construct a state-of-the-art OSB manufacturing facility in the Quesnel-Prince George region of B.C.’s central interior. A definitive construction schedule and final site location has yet to be determined.
Ainsworth also announced today that it has decided not to proceed with a similar forest licence for beetle-attacked timber in the Prince George timber supply area.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intention” and other, similar expressions are meant to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, Ainsworth’s ability to fulfill the terms of the forest license agreement with the Government of British Columbia, Ainsworth’s ability to complete the construction of the oriented strand board facility described above, other future developments in Ainsworth’s affairs or in the industries in which it participates, and factors detailed from time to time in Ainsworth’s periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Ainsworth has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Further Information Please Contact:
Ainsworth Lumber Co. Ltd.
www.ainsworth.ca
Bruce Rose
General Manager, Corporate Development
Tel. (604) 661-3200
Robert Allen
Chief Financial Officer
Tel. (604) 661-3200